SC 13D/A
                           THE Z-SEVEN FUND, INC. 13D


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)



                             The Z-Seven Fund, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    988789103
                        ---------------------------------
                                 (CUSIP Number)


                           Margaret Bancroft, Dechert,
                   30 Rockefeller Plaza, New York, N.Y. 10112
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                June 18, 2002
                        ---------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

                                  SCHEDULE 13D

CUSIP No.   988789103
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1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    (I)   Agape Co., S.A.
    (II)  Unity, N.V. 98-0048,287
    (III) John M. Templeton
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2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [x]
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3)  SEC USE ONLY

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4)  SOURCE OF FUNDS*

      WC, PF, OO (Securities and Cash)
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5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
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6) CITIZENSHIP OR PLACE OF ORGANIZATION (I) Panamanian Corporation (II) Netherlands Antilles Corporation (III) United Kingdom
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    NUMBER        7)   SOLE VOTING POWER
    OF
    SHARES        _____________________________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY           (I) & (III) 372,565;  (II) & (III) 0
    EACH          _____________________________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON
    WITH          _____________________________________________________________
                  10)  SHARED DISPOSITIVE POWER
                       (I) & (III) 372,565;  (II) & (III) 0
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11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      (I) & (III) 372,565
     (II) & (III)       0
-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           [ ]
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13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     (I) & (III)   18.89%
     (II)& (III)     0.0%
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14) TYPE OF REPORTING PERSON*
     (I)  CO
     (II) CO
     (III) (IN)
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 13 amends and supplements information in Item 5.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Fund's report on form N-30 B-2 (as filed with the Securities and Exchange Commission on January 14, 2002), states that, as of September 30, 2001, there were 1,972,735 shares of Common Stock outstanding. The percentages set forth in this Item 5(a) were derived using such number.

         Agape Co., S. A. 372,565; 18.89%
         Unity, N.V. 0; 0.0%

         (c) Since the most recent filing on Schedule 13D, the following shares of Common Stock were sold by Agape Co., S.A.

          Date           Number of Shares         Price Per Share
          ----           ----------------         ---------------

        06/18/02              2,000                    4.1500
        06/18/02              1,000                    4.1809
        06/13/02              1,000                    4.2900
        06/13/02              1,000                    4.2915
        06/11/02              1,000                    4.2609
        06/11/02                900                    4.2500
        06/11/02                100                    4.2600
        06/10/02                800                    4.2500
        06/10/02                200                    4.2500
        06/07/02              1,000                    4.2617
        06/06/02              1,000                    4.2500
        06/06/02              1,000                    4.2518
        06/04/02              1,000                    4.2000
        06/04/02              1,000                    4.2023
        06/03/02              1,000                    4.2000
        06/03/02              1,000                    4.2007
        05/31/02              1,000                    4.2800
        05/31/02              1,000                    4.2809
        05/30/02              1,000                    4.2800
        05/30/02              1,000                    4.2805



Signature

          After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 25, 2002                        Agape Co., S.A., by John M.
-----------------------                     Templeton, President*
                                            Unity, N.V., by John M. Templeton,
                                            President*
                                            John M. Templeton, Individually
                                            As indirect beneficial owner*

                                      *BY:  /s/ Margaret Bancroft
                                            -----------------------------------
                                            Margaret Bancroft, Attorney-in-Fact